EXHIBIT 2.4

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (the “Agreement”) is made as of January 2, 2009, by and among PLX Technology, Inc. (the “Purchaser”), VantagePoint Venture Partners IV (Q), L.P., as the representative (the “Stockholder Representative”) of the holders of the outstanding securities of Oxford Semiconductor, Inc., a Delaware corporation (the “Company”), and Computershare Trust Company, N.A., a national banking association, as escrow agent (the “Escrow Agent”).

WHEREAS, pursuant to that certain Agreement and Plan of Merger dated as of December 15, 2008 (the “Merger Agreement”), by and among the Purchaser, a wholly-owned subsidiary of the Purchaser (the “Merger Sub”), the Company, and the Stockholder Representative, the Purchaser has agreed to acquire all of the outstanding shares of capital stock of the Company, and outstanding rights to acquire shares of capital stock, through the merger of the Merger Sub with and into the Company;

WHEREAS, the Merger Agreement provides that two escrow accounts will be established to secure the indemnification obligations and to provide for certain expenses of the Stockholder Representative pursuant to Article 9 and Section 10.1 of the Merger Agreement, on the terms and conditions set forth therein; and

WHEREAS, the parties desire to establish the terms and conditions pursuant to which such escrow accounts will be established and maintained.

NOW, THEREFORE, intending to be legally bound and in consideration of the mutual provisions set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

Section 1. Preliminary Matters.

1.1   Defined Terms.  Capitalized terms used in this Agreement and not otherwise defined have the meanings given them in the Merger Agreement.  The Purchaser and the Stockholder Representative have provided the Escrow Agent with a true and correct copy of the Merger Agreement.  The parties acknowledge and agree as follows: (a) references to the Merger Agreement and the incorporation by reference herein of defined terms used in the Merger Agreement are solely for the convenience of the Purchaser and the Stockholder Representative; and (b) the Escrow Agent is not a party to the Merger Agreement and has no duty to read or interpret use of any such defined term by the Purchaser or the Stockholder Representative in any communication received by the Escrow Agent and delivered pursuant to the Merger Agreement, in connection with its duties hereunder.

1.2   Consent of Stockholders.  The Stockholders have, by virtue of their approval of the Merger Agreement, consented to the following:  (a) the establishment of the Escrow Fund to secure certain Stockholders’ indemnification obligations under Article 9, and to the establishment of the Stockholder Representative Fund to provide for certain expenses of the Stockholder Representative pursuant to Section 10.1 of the Merger Agreement in the manner set forth herein; (b) the appointment of the Stockholder Representative as their representative for purposes of this Agreement and as attorney-in-fact and agent for and on behalf of each Stockholder, and the taking by the Stockholder Representative of any and all actions and the making of any decisions required or permitted to be taken or made by the Stockholder Representative under this Agreement; and (c) all of the other terms, conditions and limitations in this Agreement.

Section 2. Appointment of Escrow Agent.  The Purchaser and the Stockholder Representative each hereby appoints and designates the Escrow Agent as escrow agent for the purposes and upon the terms and conditions set forth in this Agreement.  The Escrow Agent hereby accepts such appointment and agrees to hold and disburse any Shares (as defined herein) received by it under this Agreement in accordance with the provisions of this Agreement.  All references to the “Escrow Agent,” as that term is used in this Agreement, refer to the Escrow Agent solely in its capacity as such, and not in any other capacity whatsoever, whether as individual, agent, fiduciary, trustee or otherwise.

Section 3. The Funds.

3.1   Escrow Fund.  Pursuant to the Merger Agreement, the Purchaser will deposit with the Escrow Agent immediately prior to the Closing certificates representing 954,945 shares of Purchaser Common Stock (the “Escrow Shares”), registered in the name of Computershare Trust Company, N.A. as escrow agent for the PLX Technology, Inc. / VantagePoint Venture Partners IV(Q), L.P. escrow dated January 2, 2009.  The Escrow Agent hereby acknowledges receipt of the Escrow Shares.  The Escrow Shares, as reduced by any disbursements, is referred to in this Agreement as the “Escrow Fund.”

3.2   Stockholder Representative Fund.  Pursuant to the Merger Agreement, the Company and the Stockholder Representative will, within five Business Days of the Closing Date, direct by joint written notice(s) to the Escrow Agent, that the Stockholder Representative Fund Shares will be withheld and deposited into the Stockholder Representative Fund.

Section 4. Income Earned on Stockholder Representative Fund; Tax Treatment of Escrow Fund and Stockholder Representative Fund.

(a) The Escrow Agent will report to the Stockholder Representative the aggregate amount of interest, dividends, capital gains and other income earned on (A) the Stockholder Representative Fund  and (B) the Escrow Fund, if any, (i) during any calendar year within 30 days of the close of such calendar year, (ii) during the portion of the calendar year ending on the termination of this Agreement within 10 days of such termination date, and (iii) for any period within 10 days of receiving a written request for such information from the Stockholder Representative.

(b) The parties agree that, for federal and state income tax purposes, all taxable income and deductions of the Stockholder Representative Fund will be allocated to the Stockholders in accordance with their respective interests in the Stockholder Representative Fund, and any payments of Stockholder Representative fees and expenses from the Stockholder Representative Fund will be treated as a reduction in the sales proceeds of the Merger to the Stockholders.

(c) The parties further agree to treat the Escrow Fund in accordance with Section 1.468B-8 of the Proposed Treasury Regulations promulgated under the Internal Revenue Code of 1986, as amended (the “Proposed Treasury Regulations”), for federal and state income tax purposes.  Thus, the Purchaser will be treated as the owner for tax purposes of the assets held in the Escrow Fund (and taxable on the income of the Escrow Fund) prior to any “determination date” within the meaning of the Proposed Treasury Regulations.  After any determination date, the Purchaser and the Stockholders shall be treated as the owners for tax purposes of their respective shares of the Escrow Fund in accordance with their respective interests in the Escrow Fund.   Said ownership treatment applies solely for tax purposes and does not affect the parties’ rights to distributions from the Escrow Fund.

(d) The Escrow Agent will file any applicable IRS Form 1099 consistent with the foregoing treatment of the Stockholder Representative Fund and the Escrow Fund to the extent required by applicable law.

      4.3  Certification of Tax Identification Number.  Each Stockholder will promptly provide the Escrow Agent with  a properly completed Form W-9 (or with a properly completed Form W-8 in the case of a non-U.S. person).  The Escrow Agent may withhold any amounts required to be withheld from amounts earned by, and payments to, the Stockholders under federal and state income tax laws.  Neither the Purchaser nor the Stockholder Representative will have any obligation to take any action to collect properly completed W-8s (or W-9s) from the Stockholders.

Section 5. Escrow Agent.

 5.1  Rights, Obligations and Indemnification of Escrow Agent.

(a) This Agreement expressly sets forth all the duties of the Escrow Agent with respect to any and all matters pertinent to this Agreement.  No implied duties or obligations will be read into this Agreement against the Escrow Agent.  The Escrow Agent may perform its duties through its agents and or affiliates.  The Escrow Agent will not be bound by the provisions of any agreement between the Purchaser and the Stockholder Representative except this Agreement.  Without limiting the generality of this Section 5.1, the Escrow Agent has no obligation to assure or participate in the enforcement or performance of the Merger Agreement whether or not the Escrow Agent has knowledge or notice of the terms thereof, or any acts or omissions relating thereto.

(b) The Escrow Agent and its agents and affiliates will not be liable, except for its own gross negligence or willful misconduct and, except with respect to claims based upon such gross negligence or willful misconduct that are successfully asserted against the Escrow Agent, the Purchaser and the Stockholders will jointly and severally indemnify and hold harmless the Escrow Agent (and any successor Escrow Agent) and its agents and affiliates from and against any and all losses, liabilities, claims, actions, damages and expenses, including reasonable attorneys’ fees and disbursements, arising out of and in connection with this Agreement.  Escrow Agent shall not be liable for any incidental, indirect, special or consequential damages of any nature whatsoever, including, but not limited to, loss of anticipated profits, occasioned by a breach of any provision of this Agreement even if apprised of the possibility of such damages.

(c) The Escrow Agent is entitled to rely upon any order, judgment, certification, demand, notice, instrument or other writing delivered to it under this Agreement without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity of the service thereof.  The Escrow Agent may act in reliance upon any instrument or signature believed by it to be genuine and may assume that the person purporting to give a receipt or advice or make any statement or execute any document in connection with the provisions of this Agreement has been duly authorized to do so.  The Escrow Agent may conclusively presume that the undersigned representative of any party to this Agreement which is an entity other than a natural person has full power and authority to instruct the Escrow Agent on behalf of that party unless written notice to the contrary is delivered to the Escrow Agent.  The Escrow Agent may act pursuant to the advice of counsel with respect to any matter relating to this Agreement and will not be liable for any action taken or omitted by it in good faith in accordance with such advice.

(d) The Escrow Agent does not have any interest in the Escrow Fund or the Stockholder Representative Fund but is serving as escrow holder only and has only possession of the Escrow Fund and the Stockholder Representative Fund.

(e) The Escrow Agent (and any successor Escrow Agent) may at any time resign as Escrow Agent by delivering the Escrow Fund and the Stockholder Representative Fund to any successor Escrow Agent jointly designated by the Purchaser and the Stockholder Representative in writing as to the Escrow Fund and by the Stockholder Representative in writing as to the Stockholder Representative Fund, whereupon the Escrow Agent will be discharged of and from any and all further obligations arising in connection with this Agreement.  The resignation of the Escrow Agent will take effect on the earlier of (i) the appointment of a successor or (ii) the day that is 30 days after the date of delivery of its written notice of resignation to the Purchaser and the Stockholder Representative.  If at that time the Escrow Agent has not received a designation of a successor Escrow Agent, the Escrow Agent shall have the right to petition a court of competent jurisdiction for the appointment of a successor escrow agent.

(f) In the event of any disagreement or controversy arising under this Agreement as to the Escrow Fund or in the event that the Escrow Agent is in doubt as to what action it should take under this Agreement with respect to the Escrow Fund, the Escrow Agent will be entitled to retain the Escrow Fund until the Escrow Agent has received (i) a final written resolution of a confidential binding arbitration reached in accordance with Section 10.11 of the Merger Agreement directing delivery of the Escrow Fund, or (ii) a written agreement executed by the Purchaser and the Stockholder Representative directing delivery of the Escrow Fund in which event the Escrow Agent will disburse the Escrow Fund, in accordance with such order or agreement to the Escrow Agent to the effect that the order is final.

5.2  Escrow Agent’s Fees and Expenses.  The Purchaser agrees to pay 100% of the fees and expenses of the Escrow Agent as described in Schedule A-1 and the Stockholder Representative agrees to pay 100% of the fees and expenses of the Escrow Agent as described in Schedule A-2, each appended to this Agreement for so long as any portion of the Escrow Fund or the Stockholder Representative Fund is held by the Escrow Agent.  The fees and expenses of the Escrow Agent to be paid by the Stockholder Representative will be paid out of the Stockholder Representative Fund.

Section 6. Indemnification Claims.

6.1  The Purchaser (on behalf of any Purchaser Indemnified Party) may, in accordance with the provisions of Article 9 of the Merger Agreement, from time to time on or before the expiration of the Indemnification Period, deliver to the Stockholder Representative with contemporaneous delivery to the Escrow Agent a Claim Notice pursuant to Section 9.3(a) of the Merger Agreement containing (i) a description and, if known, the estimated amount of any Losses incurred or reasonably expected to be incurred by the Purchaser Indemnified Party, (ii) a reasonable explanation of the basis for the Claim Notice to the extent of the facts then known by the Purchaser, and (iii) a demand for payment of those Losses.

6.2  Within 30 days after delivery of a Claim Notice, pursuant to Section 9.3(b) of the Merger Agreement, the Stockholder Representative will deliver to the Purchaser with contemporaneous delivery to the Escrow Agent a written response in which the Stockholder Representative will either:

(a) agree that the Purchaser Indemnified Party is entitled to receive all or a portion of the Losses at issue in the Claim Notice, in which event the Escrow Agent will promptly disburse the amount of such Losses to the Purchaser from and to the extent of the Escrow Fund pursuant to Section 6.5 hereof; or

(b) dispute the Purchaser Indemnified Party’s entitlement to indemnification by delivering an Objection Notice pursuant to Section 9.3(b)(ii) of the Merger Agreement setting forth in reasonable detail each disputed item, the basis for each such disputed item and certifying that all such disputed items are being disputed in good faith.

6.3  If the Stockholder Representative fails to take either of the foregoing actions within 30 days after delivery of the Claim Notice, then the Stockholder Representative will be deemed to have irrevocably accepted the Claim Notice and the Stockholder Representative will be deemed to have irrevocably agreed to pay the Losses at issue in the Claim Notice.  In such event, the Purchaser will send written notice of such failure to the Escrow Agent, who will promptly disburse to the Purchaser from and to the extent of the Escrow Fund the amount of such Losses pursuant to Section 6.5 hereof.  If, in an Objection Notice given in accordance with Section 9.3(b)(ii) of the Merger Agreement and Section 6.2(b) hereof, the Stockholder Representative agrees that the Purchaser Indemnified Party is entitled to receive a portion of the Losses at issue in the Claim Notice from the Escrow Fund, the Escrow Agent will disburse to the Purchaser from Escrow Fund the amount so agreed by the Stockholder Representative.

6.4  If an Objection Notice is delivered by the Stockholder Representative in accordance with Section 9.3(b)(ii) of the Merger Agreement and Section 6.2(b) hereof, then the amount of the Losses at issue in the Claim Notice (less the amount, if any, acknowledged in the Objection Notice by the Stockholder Representative as due the Purchaser Indemnified Party and disbursed to the Purchaser), will be treated as a disputed claim and the amount of such disputed claim will be held by the Escrow Agent as an undivided portion of the Escrow Fund (which amount will continue to be available to satisfy other Claim Notices), and the Escrow Agent will make disbursements with respect thereto only in accordance with:

(a)           the Escrow Agent’s receipt of joint written instructions executed by the Purchaser and the Stockholder Representative with respect to such amount; or

(b)           the Escrow Agent’s receipt of a copy of a notice from the Purchaser to the Stockholder Representative, accompanied by a final written resolution of a confidential binding arbitration reached in accordance with Section 10.11 of the Merger Agreement.

6.5  Any indemnification of the Purchaser Indemnified Parties pursuant to Article 9 of the Merger Agreement will be effected, at the binding election of the Stockholder Representative to be made no later than two Business Days following a final determination of the indemnifiable Losses under the Merger Agreement, by either (i) wire transfer of immediately available funds to an account designated by the Purchaser (in which case the number of Shares equal to such cash amount, with a deemed per share value equal to the Purchaser Closing Stock Price, will be released to the Stockholder Representative), or (ii) the disbursement of all or a portion of the Escrow Shares, with each Share having a deemed value equal to the Purchaser Closing Stock Price.  This election will be communicated to the Escrow Agent by the instruction of the Stockholder Representative, consistent with any such election by the Stockholder Representative, specifying the timing and amount of the appropriate disbursement of Escrow Shares. In the event that the Stockholder Representative elects to satisfy any indemnifiable Losses by wire transfer, the Escrow Agent will not effect any disbursement of Escrow Shares until the Purchaser confirms receipt of such wire transfer.

Section 7. Disbursements from the Stockholder Representative Fund. The Stockholder Representative shall have full authority to direct the Escrow Agent to liquidate all or a portion of the Stockholder Representative Fund Shares at any time and to direct the Escrow Agent to pay from the Stockholder Representative Fund amounts for the reimbursement of professional fees and expenses of any attorney, accountant or other advisors retained by the Stockholder Representative and other reasonable out-of-pocket expenses incurred by the Stockholder Representative in connection with the performance of the Stockholder Representative’s duties under the Merger Agreement. The Stockholder Representative Fund will not be available to any Purchaser Indemnified Party in satisfaction of any indemnification obligations of the Stockholders under the Merger Agreement.

Section 8. Distribution of Remaining Escrow Fund and Stockholder Representative Fund.  If not earlier distributed pursuant to Section 6 hereof, the Escrow Agent will distribute to the Stockholders on January 2, 2010 (the “Release Date”) the remaining Escrow Fund on a pro rata basis in accordance with the Final Merger Consideration Allocation Schedule, a copy of which is appended hereto as Schedule B, unless on or prior to such date the Escrow Agent has received one or more Claim Notices which have not been fully resolved or satisfied in accordance with Section 6; in which case only the portion of the Escrow Fund in excess of the aggregate amounts claimed in any such unresolved or unsatisfied Claim Notices will be released to the Stockholders on the Release Date, with the remainder to be retained by the Escrow Agent in accordance with this Agreement until such unresolved or unsatisfied Claim Notices are settled in accordance with Section 6. If there are any remaining Escrow Shares in the Escrow Fund to be distributed to the Stockholders immediately prior to the final distribution from the Escrow Fund and following the expiration of the Indemnification Period, and if the Stockholder Representative Fund is then insufficient to satisfy the expenses of the Stockholder Representative, the Stockholder Representative will be entitled to recover any such expenses from the Escrow Fund to the extent of such Escrow Shares so remaining. At the direction of the Stockholder Representative, the Escrow Agent will distribute to the Stockholders any funds or Stockholder Representative Fund Shares  in the Stockholder Representative Fund on a pro rata basis in accordance with the Final Merger Consideration Allocation Schedule.

Section 9. Termination.  This Agreement will terminate upon the distribution of the entire Escrow Fund and the Stockholder Representative Fund pursuant to Section 8 hereof.

Section 10. Miscellaneous.

10.1  Notices.  All notices and other communications under this Agreement must be in writing and are deemed duly delivered when (a) delivered if delivered personally or by nationally recognized overnight courier service (costs prepaid), (b) sent by facsimile with confirmation of transmission by the transmitting equipment (or, the first Business Day following such transmission if the date of transmission is not a Business Day) or (c) received or rejected by the addressee within five Business Days of dispatch, if sent by certified mail, return receipt requested; in each case to the following addresses or facsimile numbers and marked to the attention of the individual (by name or title) designated below (or to such other address, facsimile number or individual as a party may designate by notice to the other parties):

(a)	If to the Purchaser or the Merger Sub:

PLX Technology, Inc.
870 W. Maude Avenue
Sunnyvale, CA 94085
Attention: Chief Financial Officer
Facsimile: (408) 774-2169

With copy to:

Baker & McKenzie LLP
Two Embarcadero Center, Ste. 1100
San Francisco, CA 94111
Attention: Stephen J. Schrader
Facsimile: (415) 576-3099

(b)	If to the Stockholder Representative:

VantagePoint Venture Partners IV (Q), L.P.
1001 Bayhill Drive, Suite 300
San Bruno, CA 94066
Attention: General Counsel
Facsimile: (650) 869-6078

With a copy to:

Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, California 94105
Attention: Richard V. Smith
Lawrence Low
Facsimile: (415) 773-5759

(c)	If to the Escrow Agent:

Computershare Trust Company, N.A.
350 Indiana St., Suite 750
Golden, CO 80401
Attention: John Wahl / Rose Stroud
Facsimile: (303) 262- 0608

10.2  Amendment.  This Agreement may not be amended, supplemented or otherwise modified except in a written document signed by each party to be bound by the amendment and that identifies itself as an amendment to this Agreement.  Any amendment of this Agreement signed by the Stockholder Representative is binding upon and effective against each Stockholder regardless of whether or not such Stockholder has in fact signed such amendment.

10.3  Waiver and Remedies.  The parties may (a) extend the time for performance of any of the obligations or other acts of any other party to this Agreement, (b) waive any inaccuracies in the representations and warranties of any other party to this Agreement contained in this Agreement or in any certificate, instrument or document delivered pursuant to this Agreement or (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained in this Agreement.  Any such extension or waiver by any party to this Agreement will be valid only if set forth in a written document signed on behalf of the party or parties against whom the waiver or extension is to be effective.  Any such extension or waiver signed by the Stockholder Representative is binding upon and effective against each Stockholder regardless of whether or not such Stockholder has in fact signed the extension or waiver.  No extension or waiver will apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any covenant, agreement or condition, as the case may be, other than that which is specified in the written extension or waiver.  No failure or delay by any party in exercising any right or remedy under this Agreement or any of the documents delivered pursuant to this Agreement, and no course of dealing between the parties, operates as a waiver of such right or remedy, and no single or partial exercise of any such right or remedy precludes any other or further exercise of such right or remedy or the exercise of any other right or remedy.  Any enumeration of a party’s rights and remedies in this Agreement is not intended to be exclusive, and a party’s rights and remedies are intended to be cumulative to the extent permitted by law and include any rights and remedies authorized in law or in equity.

10.4  Entire Agreement.  This Agreement and the Merger Agreement (including the schedules and exhibits hereto and thereto) constitute the entire agreement among the parties and supersedes any prior understandings, agreements or representations by or among the parties, or any of them, written or oral, with respect to the subject matter of this Agreement.  The basis for claims regarding indemnification, and any limitations thereon, is governed by the Merger Agreement, which, as between the Purchaser and the Stockholder Representative is controlling for all purposes of this Agreement to the extent inconsistent with this Agreement.

10.5  Assignment.  This Agreement binds and benefits the parties and their respective heirs, executors, administrators, successors and assigns, except that neither the Purchaser nor the Stockholder Representative may assign any rights under this Agreement without the prior written consent of the other party.  Except as provided in Section 10.1 of the Merger Agreement, no party may delegate any performance of its obligations under this Agreement.  Nothing expressed or referred to in this Agreement will be construed to give any Person, other than the parties to this Agreement (including the Stockholders), any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement except such rights as may inure to a successor or permitted assignee under this Section.

10.6  Successor Escrow Agent by Merger.  Any entity into which the Escrow Agent may be merged or with which it may be consolidated, or any entity resulting from any merger or consolidation to which the Escrow Agent is a party, or any entity into which the Escrow Agent may sell or otherwise transfer all or substantially all of its corporate trust business, will be the successor Escrow Agent under this Agreement without the execution or filing of any paper or any further act on the part of the parties to this Agreement.

10.7  Severability.  If any provision of this Agreement is held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement are not affected or impaired in any way and the parties agree to negotiate in good faith to replace such invalid, illegal and unenforceable provision with a valid, legal and enforceable provision that achieves, to the greatest lawful extent under this Agreement, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

10.8  Construction.  The headings in this Agreement are provided for convenience only and will not affect its construction or interpretation.  Any reference in this Agreement to a “Section,” “Exhibit” or “Schedule” refers to the corresponding Section, Exhibit or Schedule of or to this Agreement, unless the context indicates otherwise.  All words used in this Agreement should be construed to be of such gender or number as the circumstances require.  The term “including” means “including without limitation” and is intended by way of example and not limitation.  The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no provision of this Agreement will be interpreted for or against any party because that party or its attorney drafted the provision.

10.9  Governing Law.  The internal laws of the State of Delaware (without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any other jurisdiction) govern all matters arising out of or relating to this Agreement and its exhibits and schedules and all of the transactions it contemplates, including its validity, interpretation, construction, performance and enforcement and any disputes or controversies arising therefrom.

10.10  Disputes; Waiver of Jury Trial.  In the event of a dispute, Section 10.11 of the Merger Agreement will govern.  EACH OF THE PARTIES HERETO EXPRESSLY WAIVES AND FOREGOES ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING SEEKING ENFORCEMENT OF SUCH PARTY’S RIGHTS UNDER THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY AGREEMENT OR INSTRUMENT CONTEMPLATED HEREBY OR THEREBY OR ENTERED INTO IN CONNECTION HEREWITH OR THEREWITH OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

10.11  Counterparts.  The parties may execute this Agreement in multiple counterparts, each of which constitutes an original as against the party that signed it, and all of which together constitute one agreement.  This Agreement is effective upon delivery of one executed counterpart from each party to the other parties.  The signatures of all parties need not appear on the same counterpart.  The delivery of signed counterparts by facsimile or email transmission that includes a copy of the sending party’s signature is as effective as signing and delivering the counterpart in person.

The parties have executed and delivered this Agreement as of the date indicated in the first sentence of this Agreement.

“Purchaser” PLX Technology, Inc. a Delaware corporation By: /s/ Arthur O. Whipple Name: Arthur O. Whipple Title: Chief Financial Officer, Vice President and Secretary	“Escrow Agent” Computershare Trust Company, N.A. By: /s/ John M. Wahl Name: John M. Wahl Title: Corporate Trust Officer

“Stockholder Representative”

VantagePoint Venture Partners IV (Q), L.P.

/s/ Alan E. Salzman
VantagePoint Venture Partners IV (Q), L.P., in its capacity as Stockholder Representative
Name:     Alan E. Salzman
Title:       Managing Member